

August 5, 2010

George F. McKenzie
President and Chief Executive Officer
Washington Real Estate Investment Trust
6110 Executive Blvd., Suite 800
Rockville, MD 98104

> **Re: Washington Real Estate Investment Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-06622**

Dear Mr. McKenzie:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Jeffrey E. Jordan, Esq.
     Arent Fox LLP
     Via Facsimile: (202) 857-6395